Exhibit 99.5

MINE SAFETY DISCLOSURE

The following table sets out the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd Frank Wall Street Reform and Consumer Protection Act for the twelve month period covered by this annual report:

Mine	Section 104(a) S&S Citations[2] (#)	Section 104(b) Orders[3] (#)	Section 104(d) Citations and Orders[4] (#)	Section 110(b)(2) Violations [5] (#)	Section 107(a) Orders[6] (#)	Total Dollar Value of MSHA Assess- ments Proposed[7] ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations or Potential Thereof Under Section 104(e)[8] (yes/no)	Legal Actions Pending as of Last Day of Period[9] (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Sunday Mines Complex	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Beaver/ La Sal	13	Nil	1	Nil	Nil	$13,106	Nil	No	1	8	10
Daneros1a	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
White Mesa Mill1b	12	Nil	1	Nil	Nil	$15,287	Nil	No	Nil	Nil	Nil
Pandora1a	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Rim	Nil	Nil	Nil	Nil	Nil	$0.00	Nil	No	Nil	Nil	Nil
Tony M	1	Nil	Nil	Nil	Nil	$500	Nil	No	Nil	Nil	Nil
Arizona 1	6	1	Nil	Nil	Nil	$19,340	Nil	No	Nil	1	1
Pinenut	2	Nil	Nil	Nil	Nil	$1,216	Nil	No	Nil	1	1

1.	(a) The Company’s Pandora and Daneros mines were each operated by an independent contractor during the period. All entries in this table relate to citations, orders, violations, notices, assessments and actions issued or proposed to or against or relating to the Company. This table does not include citations, orders, violations, notices, assessments or actions issued or proposed to or against or relating to any independent contractors.

(b) The Company’s White Mesa Mill had multiple independent contractors at the Mill site during the period. All entries in this table relate to citations, orders, violations, notices, assessments and actions issued or proposed to or against or relating to the Company. This table does not include citations, orders, violations, notices, assessments or actions issued or proposed to or against or relating to any independent contractors.

2.	Citations and Orders are issued under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the “Act”) for violations of the Act or any mandatory health or safety standard, rule, order or regulation promulgated under the Act. A Section 104(a) “Significant and Substantial” or “S&S” citation is considered more severe than a non-S&S citation and generally is issued in a situation where the conditions created by the violation do not cause imminent danger, but the violation is of such a nature as could significantly and substantially contribute to the cause and effect of a mine safety or health hazard. It should be noted that, for purposes of this table, S&S citations that are included in another column, such as Section 104(d) citations, are not also included as Section 104(a) S&S citations in this column.
3.	A Section 104(b) withdrawal order is issued if, upon a follow up inspection, an MSHA inspector finds that a violation has not been abated within the period of time as originally fixed in the violation and determines that the period of time for the abatement should not be extended. Under a withdrawal order, all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area of the mine until the inspector determines that the violation has been abated.

4.	A citation is issued under Section 104(d) where there is an S&S violation and the inspector finds the violation to be caused by an unwarrantable failure of the operator to comply with a mandatory health or safety standard. Unwarrantable failure is a special negligence finding that is made by an MSHA inspector and that focuses on the operator’s conduct. If during the same inspection or any subsequent inspection of the mine within 90 days after issuance of the citation, the MSHA inspector finds another violation caused by an unwarrantable failure of the operator to comply, a withdrawal order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.
5.	A flagrant violation under Section 110(b)(2) is a violation that results from a reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonable could have been expected to cause, death or serious bodily injury.
6.	An imminent danger order under Section 107(a) is issued when an MSHA inspector finds that an imminent danger exists in a mine. An imminent danger is the existence of any condition or practice which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated. Under an imminent danger order, all persons, other than those required to abate the condition or practice and certain others, are required to be withdrawn from and are prohibited from entering the affected area until the inspector determines that such imminent danger and the conditions or practices which caused the imminent danger no longer exist.
7.	These dollar amounts include the total amount of all proposed assessments from MSHA under the Act during the period, including proposed assessments for non-S&S citations that are not specifically identified in this exhibit, regardless of whether the Company has challenged or appealed the assessment or whether the assessment relates to a citation, violation or order issued or proposed during the period.
8.	A Notice is given under Section 104(e) if an operator has a pattern of S&S violations. If upon any inspection of the mine within 90 days after issuance of the notice, or at any time after a withdrawal notice has been given under Section 104(e), an MSHA inspector finds another S&S violation, an order is issued, under which all persons, other than those required to abate the violation and certain others, are required to be withdrawn from and prohibited from entering the affected area until the inspector determines that the violation has been abated.
9.	The legal action pending before the Federal Mine Safety and Health Review Commission as of the last day of the twelve-month period covered by this report was a contest of a proposed penalty referenced in Subpart C of 29 CFR Part 2700. There were no pending actions that are (a) contests of citations and orders referenced in Subpart B of 29 CFR Part 2700, (b) complaints for compensation referenced in subpart D of 29 CFR Part 2700; (c) complaints of discharge, discrimination or interference referenced in Subpart E of 29 CFR Part 2700; (d) applications for temporary relief referenced in Subpart F of 29 CFR Part 2700; or (e) appeals of judges’ decisions or orders to the Federal Mine Safety and Health Review Commission referenced in Subpart H of 29 CFR Part 2700.

2